    As filed with the Securities and Exchange Commission  on July 20, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                             CNBT BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

              Texas                                           76-0575815
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                           Identification No.)

                            5320 Bellaire Boulevard
                             Bellaire, Texas 77401
          (Address of principal executive offices, including zip code)

                             1992 STOCK OPTION PLAN
                             1994 STOCK OPTION PLAN
                             1995 STOCK OPTION PLAN
                             1997 STOCK OPTION PLAN
                             1998 STOCK OPTION PLAN
                            (Full title of the plan)

                                Randall W. Dobbs
                            Executive Vice President
                            5320 Bellaire Boulevard
                             Bellaire, Texas 77401
                    (Name and address of agent for service)

                                 (713) 661-4444
         (Telephone number, including area code, of agent for service)

                                    Copy to:

                                 John T. Unger
                              Snell & Smith, P.C.
                           1000 Louisiana, Suite 1200
                              Houston, Texas 77002

                        CALCULATION OF REGISTRATION FEE

                      Title of                                           Proposed maximum      Proposed maximum       Amount of
                  securities to be                      Amount to be      offering price          aggregate         registration
                     registered                          registered        per share(1)       offering price (1)       fee(1)
====================================================================================================================================
 Common Stock, $1.00                                    10,000 shares             $10.50          $  105,000.00       $  291.90
 par value                                              92,500 shares               9.00             832,500.00        2,314.35
                                                        12,100 shares               6.20              75,020.00          208.56
                                                         9,680 shares               5.79              56,047.20          155.81
                                                        60,324 shares               2.75             165,891.00          461.18
                                                       -------                                     ------------    ------------
                                                       184,604 shares                              1,234,458.20       $3,431.80

(1) Calculated pursuant to Rule 457(h) under the Securities Act of 1933.

PROSPECTUS



                                 157,450 Shares

                             CNBT BANCSHARES, INC.
                                  Common Stock
                                $1.00 par value



   The stockholders of CNBT Bancshares, Inc. listed below are offering and selling up to 157,450 shares of common stock under this prospectus. The selling stockholders acquired or may acquire their shares through the exercise of options granted to such individuals pursuant to our stock option plans. Some or all of the selling stockholders expect to sell their shares.

   The selling stockholders may offer their shares through public or private transactions, on the Nasdaq Stock Market, in the over-the-counter market, or in private transactions, at prevailing market prices or at privately negotiated prices.

   Our common stock is quoted on The Nasdaq Stock Market under the symbol "CNBT." On July __, 1999, the last reported sale price of the common stock on the Nasdaq Stock Market was $__.__.

   Investing in the common stock involves risks. See "Risk Factors" starting on page 9.

   The shares offered are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund, or any other governmental agency.

   The shares offered have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                                ---------------


                 The date of this Prospectus is July __, 1999.

                               TABLE OF CONTENTS


                                                                Page
                                                                ----

Where You Can Find More Information...........................    3
About CNBT Bancshares, Inc....................................    4
Risk Factors..................................................    5
Use of Proceeds...............................................    8
Description of Capital Stock..................................    8
Selling Stockholders..........................................   10
Plan of Distribution..........................................   11
Legal Matters.................................................   12
Experts.......................................................   12

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

   The reports, proxy statements, and other information concerning CNBT described above also may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares:

 .  Annual Report on Form 10-K for the year ended December 31, 1998;

 .  Quarterly  Report on Form 10-Q for the quarter ended March 31, 1999; and

 .  Proxy Statement dated April 12, 1999.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

   Randall W. Dobbs, Executive Vice President
   CNBT Bancshares, Inc.
   5320 Bellaire Boulevard
   Bellaire, Texas 77401
   713-661-4444

   This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-____). You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                          ABOUT CNBT BANCSHARES, INC.

   CNBT is a bank holding company for Citizens National Bank of Texas, a national banking association that provides a full range of traditional retail and commercial banking services primarily to individual consumers and small businesses through six offices in the in the Houston metropolitan area.

   The bank opened in October 1983. CNBT was incorporated in April 1998, and the bank was reorganized into a holding company structure effective July 2, 1998. Our main office is located at 5320 Bellaire Boulevard, Bellaire, Texas 77401 and our telephone number is (713) 661-4444. At March 31, 1999, we had $394.5 million in total assets, $340.5 million in total deposits and total stockholders' equity of $32.5 million.

   We adhere to a community banking philosophy that emphasizes accessible, service-oriented, relationship banking. We believe that this commitment, together with our conservative lending and prudent investment policies, are important factors in our success and growth. Our high quality personal service and responsiveness to customer needs has attracted numerous customers from larger regional banks. We believe that the continued acquisitions of local banks by out of state organizations present additional opportunities to attract customers who prefer to work with a local community bank or who have experienced a decline in personal service from the out of state banks.

   As a full service commercial bank, we offer an array of lending and deposit services to our retail and commercial customers. Our primary lending focus is on small business, commercial and residential real estate, and consumer loans. We generally seek a mix of 50% consumer loans, 25% small business loans, and 25% real estate loans. Loan demand and maturities may cause the actual percentage of loans in any category to vary from the proposed mix. As a service to our customers, we also offer home computer banking, provide on-site access to conventional mortgage loans through its subsidiary CNB Mortgage Company, and provide in-house check printing.

                                  RISK FACTORS

   In addition to the other information set forth in this Prospectus, the following factors should be considered by prospective investors when evaluating a investment in the common stock.

INTEREST RATE RISK

   Our earnings depend to a substantial extent on "rate differentials", i.e., the differences between the income we earn on loans, securities, and other earning assets, and the interest expense we pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. Increases in the discount rate by the Federal Reserve Board usually lead to rising interest rates, which affect our interest income, interest expense, and securities portfolio. Also, governmental policies, such as the creation of a tax deduction for individual retirement accounts, can increase savings and affect our cost of funds. From time to time, maturities of assets and liabilities are not balanced and a rapid increase in interest rates could have an adverse effect on our net interest margin and results of operations. To the extent that we maintain a significant percentage of our assets in investment securities, a rapid increase or decrease in interest rates could have a greater adverse effect on our net interest margin and results of operation. The nature, timing, and effect of any future changes in federal monetary and fiscal policies on our results of operations are not predictable.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

   Our success is dependent to a significant extent upon general economic conditions in the Houston metropolitan area. The banking industry in Texas and Houston is affected by general economic conditions such as inflation, recession, unemployment, and other factors beyond the our control. During the mid-1980's, severely depressed oil and gas and real estate prices materially and adversely affected the Texas and Houston economies, causing recession and unemployment in the region and resulting in excess vacancies in the Houston real estate market and elsewhere in the State. Since 1987, the local economy has improved in part due to its expansion into non-energy related industries. As the Houston economy has diversified away from the energy industry, however, it has become more susceptible to adverse effects resulting from recession in the national economy. Economic recession over a prolonged period of time in the Houston area could cause significant increases in nonperforming assets, thereby causing operating losses, impairing liquidity, and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on our financial condition, results of operations or cash flows.

COMPETITION

   The banking business is highly competitive and our profitability depends principally upon our ability to compete in the Houston metropolitan area. In addition to competing with other commercial and savings banks and savings and loan associations, we compete with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders, and certain other non-financial entities, including retail stores that may maintain their own credit programs, and governmental organizations that may offer subsidized financing at lower rates than those we offer. Many of our competitors have significantly greater financial and other resources and higher lending limits than we have. Although we have been able to compete effectively in the past, no assurance can be given that we will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that Congress or the Texas legislature will not enact legislation that may further increase competitive pressures on us. Competition from both financial and non-financial institutions is expected to continue.

SUPERVISION AND REGULATION

   We operate in a highly regulated environment and is subject to extensive supervision and examination by federal and state regulatory agencies. As a bank holding company we are subject to regulation and supervision by the Federal Reserve Board. The bank, as a national banking association, is subject to regulation and supervision by the Office of the Comptroller of the Currency
(OCC) and, as a result of the insurance of its deposits, the Federal Deposit Insurance Corporation (FDIC). These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors. We are subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect our business and operations in the future.

DIVIDEND HISTORY AND RESTRICTIONS ON ABILITY TO PAY DIVIDENDS

   While we have paid dividends each year since 1986 and in the future plan to pay dividends based on our earnings and capital requirements, there is no assurance that we will pay dividends in the future. Our ability to pay dividends is subject to restrictions imposed by federal banking laws, regulations, and authorities. Without approval of the OCC, dividends from the bank to the holding company in any calendar year may not exceed the bank's net income for that year, plus its retained net income for the preceding two years, less any required transfers to capital surplus or to a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's undivided profits. Under these restrictions, as of January 1, 1999, approximately $2.8 million was available for payment of dividends (without prior regulatory approval).

   The federal banking statutes also prohibit a national bank from making any capital distribution (including a dividend payment) if, after making the distribution, the institution would be "undercapitalized," as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit a national bank from engaging in an unsafe or unsound practice as determined by the agency in conducting its business. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending upon our financial condition. Regulatory authorities could also impose administratively stricter limitations on our ability to pay dividends if such limits were deemed appropriate by such regulatory authorities to preserve the bank's capital.

DEPENDENCE ON KEY PERSONNEL

   We are dependent on certain key personnel, including Frank G. Cook, B. Ralph Williams, Randall W. Dobbs, Joseph E. Ives, Mary A. Walker, Sheila J. Duffy, Robert J. Kramer, and John M. James, each of whom has relationships with our customers that we consider important to our business. The loss of such individuals or other members of senior management could have an adverse effect on our and profitability. We currently do not have employment contracts with any of these officers.

CERTAIN CHARTER AND BYLAW PROVISIONS

   Our articles of incorporation and bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of CNBT. These provisions include a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at an annual meeting of stockholders and for stockholder proposals to be considered at an annual meeting.

MANAGEMENT'S OWNERSHIP INTEREST AND POSSIBLE EFFECTS

   Our directors and executive officers will beneficially own approximately 29.5% of the outstanding shares of common stock. Accordingly, such individuals will be able to influence, to a significant extent, the outcome of matters required to be submitted to stockholders for approval, including decisions relating to the election of directors, the determination of day-to-day management policies, and other significant transactions, which may include taking actions that may be inconsistent with the interests of non-affiliated stockholders.

REGULATION OF CONTROL

   Any person (individual or entity), alone or acting in concert, seeking to acquire 25% or more of any class of voting securities of, or otherwise to acquire "control" of, the CNBT is required to seek the prior approval of the Federal Reserve Board under the Change in Bank Control Act and regulations. The Federal Reserve Board will presume, unless rebutted, that an acquisition or other disposition of voting securities of CNBT through which any person alone or acting in concert with other persons, proposes to acquire ownership of, or the power to vote, 10% or more of a class of voting securities of CNBT constitutes the acquisition of "control" of CNBT. In such event, such acquiring person or persons would be required to obtain the approval of the Federal Reserve Board.


                                USE OF PROCEEDS

   All net proceeds from the sale of shares by the selling stockholders will go to the selling stockholders who offer and sell their shares. Accordingly, CNBT will not receive any proceeds from the sale of such shares.

   CNBT will receive approximately $981,000 upon exercise of the stock options underlying the shares of common stock that may be sold by the selling stockholders. The proceeds received by CNBT will be used for general corporate purposes.


                          DESCRIPTION OF CAPITAL STOCK

   As of the date of this prospectus, our Articles of Incorporation authorize us to issue 30,000,000 shares of Common Stock, $1.00 par value per share. As of March 31, 1999. 4,911,117 shares of common stock were outstanding. The statements are brief summaries of certain provisions of our Articles of Incorporation and bylaws copies of which have been incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part, and are qualified in their entirety by reference to such documents.

COMMON STOCK

   The holders of the common stock are entitled to one vote for each share owned on all matter that require their vote. Holders of common stock may not cumulate their votes for the election of directors and do not have preemptive rights to acquire any additional, unissued, or treasury shares of CNBT, or securities convertible into or carrying a right to subscribe to or acquire shares of CNBT.

   Holders of common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Board of Directors. See "Risk Factors -- Restrictions on Ability to Pay Dividends."

   If we liquidate, dissolve, or wind up our business, the holders of common stock will share pro rata in any distribution of assets after all of our indebtedness has been retired.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

   Certain provisions of our Articles of Incorporation and bylaws could make more difficult our acquisition by means of a tender offer or a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of CNBT to negotiate first with CNBT.

    Advance Notice of Stockholder Proposals and Nominations. Our bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders. The stockholder notice procedures provide that only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of CNBT prior to the meeting at which directors are to be elected, will be eligible for election as directors and that, at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely written notice to the Secretary of CNBT of such stockholder's intention to bring such business before such meeting.

   The stockholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to CNBT and its stockholders.

                              SELLING STOCKHOLDERS

   This prospectus relates to the reoffer and resale of an aggregate of 157,450 shares of Common Stock acquired or to be acquired by B. Ralph Williams, Frank G. Cook, Randall W. Dobbs, Joe E. Ives, Mary A. Walker, Sheila J. Duffy, John M. James, Robert J. Kramer (each of whom may be considered to be an affiliate of CNBT pursuant to Rule 405 of the Commission) upon the exercise of options granted to such persons pursuant to our 1992, 1994, 1995, 1997, and 1998 stock option plans.

   As of June 30, 1999, such officers and directors have been granted options or acquired shares under the stock option plans, as follows:

                                                                                   Other Shares
                                              Options                                 Owned
                                              Granted                   Option      Before and
                                                and        Options      Shares      After the
Name and Position                           Unexercised   Exercised      Owned       Offering
-----------------------------------------   -----------   ---------   ------------   --------
B. Ralph Williams, President and                 29,040      10,000         10,000     71,769
  Chief Executive Officer

Frank G. Cook, Chairman of the                   10,000           0             --    159,216
  Board

Randall W. Dobbs, Executive Vice                 18,800       5,390          5,390     13,963
  President, Chief Operations Officer,
  and Advisory Director

Joe E. Ives, Executive Vice President            12,904      11,616              0     21,878
  and Director

Mary A. Walker, Executive Vice                   20,890       3,300          3,300     30,421
  President and Director

Sheila J. Duffy, President of Sugar              22,100           0             --          0
  Land Branch and Advisory Director

John M. James, Senior Vice President             19,680       2,420              0          0

Robert J. Kramer, President of West              10,000           0             --          0
  Houston Branch and Advisory
  Director

                              PLAN OF DISTRIBUTION

  The selling stockholders may offer and sell their shares at various times in one or more of the following transactions:

   . on the Nasdaq Stock Market or any securities exchange where the common stock is listed;
   .    in the over-the-counter market;
   .    in privately negotiated transactions;
   .    by pledge to secure debts and other obligations; or
   .    in a combination of any of the above transactions

   The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

   The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they act as agents. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the Nasdaq Stock Market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchasers of such shares.

   We will pay substantially all the expenses incident to this offering of the shares of common stock by the selling stockholders other than commissions and discounts of under writers, dealers or agents.

   In order to comply with certain states' securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS

   Snell & Smith, A Professional Corporation, Houston, Texas, will issue an opinion about the legality of the shares for us and for the selling stockholders.


                                    EXPERTS

   The consolidated financial statements and schedules of CNBT incorporated in this prospectus by reference to CNBT's Annual Report on Form 10-K for the year ended December 31, 1998, have been examined by Mann Frankfort Stein & Lipp, P.C., independent accountants, to the extent and for the periods indicated in their report thereon and are incorporated by reference herein in reliance upon their report given on their authority as experts in accounting and auditing.

                          --------------------------

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in the Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person to whom it is unlawful to make such offer or solicitation.

                          --------------------------
                          --------------------------


                                 157,450 Shares



                             CNBT BANCSHARES, INC.



                                  COMMON STOCK






                                   PROSPECTUS

                               -----------------



                                July  ___, 1999

                          --------------------------

                                    Part II

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents are incorporated by reference in the registration statement:

     (a) The registrant's latest annual report on Form 10-K, or, if the financial statements therein are more current, the registrant's latest prospectus, other than the prospectus of which this document is a part, filed pursuant to rule 424(b) or (c) of the Securities Exchange Commission under the Securities Act of 1933.

     (b) All other reports filed by the registrant pursuant to sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report or the prospectus referred to in (a) above.

     (c) The descriptions of the registrant's Common Stock which are contained in the registrant's registration statement filed under section 12 of the Securities Exchange Act of 1934, including any amendment or reports filed for the purpose of updating such descriptions.

     All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment to the registration statement which indicates that all of the shares of common stock offered have been sold or which deregisters all of such shares then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

ITEM 4.  DESCRIPTION OF SECURITIES.

                                 Not applicable

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

                                 Not applicable

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Bylaws of the Registrant provide that, subject to certain limitations, its officers and directors (and certain other individuals acting on behalf of the Registrant) will be indemnified, to the fullest extent permitted by law, by the Registrant against judgments, penalties, fines, settlements and reasonable expenses actually incurred by any such person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the Registrant, that his conduct was in the Registrant's best interests, or (b) in other cases, that his conduct was at least not opposed to the Registrant's best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

In addition, the Bylaws require the Registrant to indemnify a director or officer for any action that such director or officer is wholly successful in defending on the merits.

     The Registrant's Articles of Incorporation provide that a director of the Registrant will not be liable to the Registrant for monetary damages for an act or omission in the director's capacity as a director, except to the extent not permitted by Article 1302-7.06B of the Texas Miscellaneous Corporation Laws Act. Texas law does not permit exculpation of liability in the case of (i) a breach of the director's duty of loyalty to the Registrant or the stockholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Registrant or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an action or omission for which the liability of the director is expressly provided by statute.

     The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant, whether or not the Registrant would have the power to indemnify such person against such liability, as permitted by law.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

     This registration statement covers the future resale of 18,690 shares of Common Stock, $1.00, of the Registrant that have been previously issued by the Registrant to three option holders upon the exercise of stock options. Such issuances were exempt transactions under Section 4(2) of the Securities Act of 1933, as amended, as they did not involve a public offering.

ITEM 8.  EXHIBITS.

     Unless otherwise indicated below as being incorporated by reference to another filing of the Registrant with the Commission, each of the following exhibits is filed herewith:

       3.1 Articles of Incorporation of the Registrant [Incorporated by reference to Exhibit 3.1 to the Form S-4 Registration Statement filed April 14 1998, File No. 333-0050039, as amended].

       3.2 Bylaws of the Registrant. [Incorporated by reference to Exhibit 3.2 to the Form S-4 Registration Statement filed April 14, 1998,
            File No. 333-0050039, as amended].

       5.1  Opinion of Snell & Smith, A Professional Corporation.

      10.1  1992 Stock Option Plan.

      10.2  1994 Stock Option Plan.

      10.3  Form of Stock Option Agreement under option plans.

      23.1  Consent of Mann Frankfort Stein & Lipp, P.C.

       23.2  Consent of Snell & Smith, A Professional corporation (included in
             Exhibit 5.1).

       24.1 Powers of Attorney (included on the signature page to this Registration Statement).

ITEM 9.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraph (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim or indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellaire, State of Texas, on the 20th day of July, 1999.

                                    CNBT BANCSHARES, INC.

                                    By /s/ B. Ralph Williams
                                      -----------------------------------------
                                           B. Ralph Williams
                                           President and Chief
                                           Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints B. Ralph Williams and Randall W. Dobbs or any either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the 20th day of July, 1999.

          Name                                    Title
          ----                                    -----

 /s/ Frank G. Cook                      Chairman of the Board (Chief
--------------------------------        Financial Officer)
Frank G. Cook


 /s/ B. Ralph Williams                  President, Chief Executive Officer,
--------------------------------        and Director
B. Ralph Williams

 /s/ Randall W. Dobbs                   Executive Vice President, Chief
--------------------------------        Operations Officer, and Advisory
Randall W. Dobbs                        Director (Chief Accounting Officer)


 /s/ Mary A. Walker                     Executive Vice President and Director
--------------------------------
Mary A. Walker

 /s/ Joe E. Ives                        Executive Vice President and Director
--------------------------------
Joe E. Ives

 /s/ John B. Barnes                     Director
--------------------------------
John B. Barnes


 /s/ William H. Bruecher, Jr.           Director
--------------------------------
William H. Bruecher, Jr.


 /s/ James K. Chancellor                Director
---------------------------------
James K. Chancellor


 /s/ C. Joe Chapman                     Director
---------------------------------
C. Joe Chapman


 /s/ Robert C. Dawson                   Director
---------------------------------
Robert C. Dawson


 /s/ James B. Earthman, III             Director
---------------------------------
James B. Earthman, III


 /s/ Lura M. Griffith                   Director
---------------------------------
Lura M. Griffin

 /s/ Alton S. Hollis                    Director
---------------------------------
Alton L. Hollis


 /s/ Larry L. January                   Director
---------------------------------
Larry L. January


 /s/ Albert V. Kochran                  Director
---------------------------------
Albert V. Kochran



 /s/ I.W. Marks                         Director
---------------------------------
I.W. Marks


 /s/ David E. Preng                     Director
---------------------------------
David E. Preng

                                 EXHIBIT INDEX


Exhibit                                                                   Page
 3.1      Articles of Incorporation of the Registrant
          [Incorporated by reference to Exhibit 3.1 to the Form S-4 Registration Statement filed April 14,
          1998, File No. 333-0050039, as amended].
 3.2      Bylaws of the Registrant [Incorporated by reference to
          Exhibit 3.2 to the Form S-4 Registration Statement filed April 14, 1998, File No. 333-0050039, as amended].
 5.1      Opinion of Snell & Smith, A Professional Corporation.
10.1      1992 Stock Option Plan.
10.2      1994 Stock Option Plan.
10.3      Form of Stock Option Agreement under option plans.
23.1      Consent of Mann Frankfort Stein & Lipp, P.C.
23.2      Consent of Snell & Smith, A Professional Corporation
          (included in Exhibit 5.1).
24.1 Powers of Attorney (included on the signature page to this Registration Statement).